Royal Treasure Securities LLC
Statement of Financial Condition
December 31, 2023

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SEC FILE NUMBER
8-70136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ROYAL TREASURE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

132 W 31ST STREET, 9TH FLOOR, #921
(No. and Street)

NEW YORK	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEVIN GUAN	617-816-1957	KGUAN@ROYALSEC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & ASSOCIATES
(Name – if individual, state last, first, and middle name)

11 BROADWAY, SUITE 700	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Guan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Royal Treasure Securities LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _____

Title:
CEO _____

_____
Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Royal Treasure Securities LLC
Index



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Royal Treasure Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Royal Treasure Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Royal Treasure Securities LLC's auditor since 2021.

New York, NY

February 22, 2024

Royal Treasure Securities LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash	$	111,745
Prepaid and other assets		18,602
Total assets	$	130,347

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	22,743
Due to broker		12
Total liabilities		22,755

Member's equity

Total Member's equity		107,592
Total Liabilities and Member's equity	$	130,347

The accompanying notes are an integral part of this financial statement.

1. Organization

Royal Treasure Securities LLC (the "Company"), formerly known as Cheers Securities LLC, was incorporated in Delaware on June 9, 2017. On June 3, 2021, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 27, 2022, Cheers International LLC ("Cheers International"), the former single member of Cheers Securities LLC, entered into a Purchase Agreement with Royal Treasure Limited ("RTL"), a Delaware limited liability company, to sell to RTL all of Cheers International's rights, title and interest in the Company. In December 2022, a continuing membership application was submitted by the Company to FINRA for a change of ownership and on September 22, 2023, the change of ownership was approved by FINRA. The Company is a wholly owned subsidiary of Royal Treasure Limited (the "Parent").

The Company is an introducing broker-dealer and it clears all transactions on a fully-disclosed basis through its clearing firm and does not hold customer funds or securities. The Company is approved to engage in the following types of business:
1) Broker or dealer retailing corporate equity securities over-the-counter;
2) Broker or dealer selling corporate debt securities;
3) Non-exchange member arranging for transactions in listed securities by exchange member;
4) Private placement of securities;
5) Other – The Firm offers on-line trading / electronic trading;

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash
The Company considers all demand and time deposits, bank money market accounts and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this standard had no effect on the Company's financial statements.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Company there was no UBT tax provision required.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Leases

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company entered into an Office Service Agreement on November 11, 2023 for a six-month period effective December 1, 2023 through May 31, 2024. As of December 31, 2023, the Company does not have a liability from this agreement.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% aggregate indebtedness. At December 31, 2023, the Company's net capital of $88,990, exceeded the required net capital minimum of $5,000 by $83,990. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 0.26 to 1.

5.   Clearing broker and clearing expenses

Effective January 1, 2023, the Company signed a clearing agreement with its clearing broker, Velox Clearing LLC, on a fully disclosed basis. Per the clearing agreement, the Company is responsible for minimum monthly payments for clearing expenses when the Company commences trading. The Company did not commence trading during the current year but incurred onboarding and settlement charges totaling $1,026 reflected in clearing fees on the Statement of Operations. For the year ended December 31, 2023, the amount due to broker is $12.

6.   Concentration of Credit Risk

Cash consists of cash in banks, primarily held at financial institutions which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. At December 31, 2023, the Company's balances did not exceed the insured limit.

7.   Risks Regarding Commencement of the Business

The Company is currently in the process of expanding operations. Accordingly, the Company has generated operating losses since inception through the year ended December 31, 2023. There are many risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created and its ability to generate profitable operations and positive cash flows. These risks create uncertainties regarding the Company's ability to continue as a going concern.

While management plans to create a business in trading equities, futures contracts, options, and private placements, the Company presently does not have the capital to support the Company's operations and management believes that it will require additional funding. While management believes in the viability of its strategy to expand and generate adequate sales volume, achieve profitable operations and positive cash flows, it will also be dependent upon the economic environment and trends in the industry. If the Company is unable to expand and generate adequate sales and achieve profitable operations, the Parent has agreed to provide the necessary continuing financial support to the Company, on an as needed basis.

8.   Subsequent Events

The Company has evaluated subsequent events through February 22, 2024, the date of issuance of these financial statements. On January 26, 2024, the Company submitted a continuing membership application to expand its business operations to include market making and underwriting as a selling group participant. The application is subject to FINRA's approval as of the date of issuance of these financial statements. There were no other significant subsequent events which would require recognition or disclosure in the accompanying financial statements.